Exhibit 3.136

OPERATING AGREEMENT

OF FIRST DATA REAL ESTATE HOLDINGS LLC

This Operating Agreement of First Data Real Estate Holdings LLC dated as of July 27, 2001, is by and among First Data Corporation, a Delaware Corporation (“FDC”) and First Data Real Estate Holdings LLC, a Delaware limited liability company (the “LLC”).

WHEREAS, FDC is the sole member of the LLC and desires to establish certain terms and conditions as to the conduct of the business of the LLC;

NOW, THEREFORE, the parties hereto agree as follows:

1.  Definitions.

a.  “Act” means the Delaware Limited Liability Company Act as it may be amended from time to time, and any successor to such Act.

b.  “Adjusted Capital Account” means, with respect to any Member of the LLC, the balance, if any, in such Member’s Capital Account as of the end of the relevant taxable year, after: (i) crediting to such Capital Account any amounts that such Member is obligated to restore pursuant to Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations (or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations) and (ii) debiting to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations.

c.  “Adjusted Property” means any property the Gross Asset Value of which has been adjusted.

d.  “Affiliate” means, when used with reference to a specific Person, any Person that, directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with, such specific Person; provided, however, that, except as otherwise expressly provided in any Venture Agreement, (i) neither the LLC nor any of its subsidiaries shall be deemed an Affiliate of a Member; and (ii) neither a Member nor any of its Affiliates shall be deemed an Affiliate of the LLC or any of the LLC’s subsidiaries.

e.  “Agreed Value” means the fair market value of any property as determined by the manager.

f.  “Capital Account” means the Capital Account maintained for each Member of the LLC pursuant to Section 7.

g.  “Capital Contribution” means, from time to time, the total amount of cash and the Agreed Value of other property, if any, contributed to the LLC by all the Members or any one Member of the LLC, as the case may be.

h.  “Code” means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

i.  “LLC Property” means all interests, properties, whether real or personal, and rights of any type owned or held by the LLC, whether owned or held by the LLC at the date of its formation or thereafter acquired.

j.  “Contributed Property” means property or other consideration (other than cash) contributed by a Member to the LLC as a Capital Contribution.

k.  “Gross Asset Value” means, with respect to any asset, the adjusted basis of the asset for federal income tax purposes, adjusted as follows:

(i)  The initial Gross Asset Value of any asset contributed by a Member of the LLC to the LLC will be the Agreed Value of the asset on the date of the contribution.

(ii)  The Gross Asset Values of all LLC Property will be adjusted to equal the respective Agreed Values:

(a) if the manager determines an adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the LLC, as of (1) the acquisition of an additional Membership Unit in the LLC by any new or existing Member of the LLC in exchange for more than a de minimis capital contribution; or (2) the distribution by the LLC to a Member of the LLC of more than a de minimis amount of LLC Property as consideration for a Membership Unit in the LLC; and

(b) as of the liquidation of the LLC within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations.

(iii)  The Gross Asset Value of any LLC Property distributed to any Member of the LLC will be the Agreed Value of the property on the date of distribution.

(iv)  The Gross Asset Values of LLC Property will be increased or decreased to reflect any adjustment to the adjusted basis of the assets under Code Section 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, provided that Gross Asset Values will not be adjusted under this paragraph (iv) to the extent that the Members of the LLC by a unanimous vote determine that an adjustment under paragraph (ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment under this paragraph (iv).

(v)  After the Gross Asset Value of any asset has been determined or adjusted under paragraphs (i), (ii) or (iv), Gross Asset Value will be adjusted by the depreciation taken into account with respect to the asset for purposes of computing Profit or Loss.

l.  “Including” and “includes” shall mean a partial definition.

m.  “Member Nonrecourse Debt” means any liability (or portion thereof) of the LLC that constitutes debt which, by its terms, is nonrecourse to the LLC and the Members of the LLC for purposes of Section 1.1001-2 of the Treasury Regulations, but for which a Member of the LLC bears the economic risk of loss, as determined under Section 1.704-2(b)(4) of the Treasury Regulations.

n.  “Member Nonrecourse Debt Minimum Gain” means an amount of gain characterized as “partner nonrecourse debt minimum gain” under Sections 1.704-2(i)(2) and 1.704-2(i)(3) of the Treasury Regulations.

o.  “Members” means at any time the Persons who own Membership Units in the LLC.

p.  “Membership Unit” means the membership units of the LLC, which constitute, with respect to any Member at any time, such Member’s interest in the LLC.  Each dollar value of contributions which the LLC has actually received from a Member and has not returned shall be equal to one Membership Unit.

q.  “Minimum Gain” means the amount determined by computing with respect to each Nonrecourse Liability of the LLC the amount of gain, if any, that would be realized by the LLC if it disposed of the property securing such liability in full satisfaction thereof, and by then aggregating the amounts so computed.

r.  “Person” means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, cooperative, association, individual or other entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person as the context may require.

s.  “Profit or Loss” means, for each Fiscal Year or other period, an amount equal to the LLC’s net taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the LLC that is exempt from federal income tax and not otherwise taken into account in computing Profit or Loss shall be added to such taxable income or loss;

(ii) Any Section 705(a)(2)(B) Expenditures not otherwise taken into account in computing Profit or Loss, shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any LLC Property is adjusted pursuant to Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations or other pertinent sections of such Treasury Regulations, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property for purposes of computing Profit and Loss;

(iv) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation with reference to the Gross Asset Value of LLC Property (if different from its adjusted tax basis) pursuant to Section 1.704-1(b)(2)(iv)(g) for such Fiscal Year or other period;

(v) Gain or loss resulting from any disposition of Adjusted Property shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property may differ from its Gross Asset Value; and

(vi)  Notwithstanding any other provisions, any items which are specially allocated pursuant to Sections 8.c., 8.d., 8.e., 8.f., 8.g., 8.h., 8.i., 8.n., and 8.o. shall not be taken into account in computing Profit or Loss.

t.  “Regulatory Allocations” mean, with respect to any Fiscal Year, any allocations made pursuant to the provisions of Sections 8.c., 8.d., 8.e., 8.f., 8.h., 8.i., 8.j., and 8.o.

u. “Transfer” means any change in the record or beneficial ownership of a Membership Unit, whether made voluntarily or involuntarily by operation of law.

v.  “Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department pursuant to the Code.

2.  Reservation of LLC management to a manager.   Except as otherwise specifically provided in this Agreement, the complete and exclusive discretion in the management and control of the business and affairs of the LLC shall be reserved to a manager.  Such authority and rights of the manager shall include, but are not limited to, the right to admit a new member; terminate a member; appoint officers; purchase, sell, lease or improve any assets including real property; and amend this Agreement.

3.  Appointment of Manager and Term of Office.  The initial manager of the LLC shall be FDC. The term of the initial manager and of each subsequent manager shall be indefinite, but shall terminate upon dismissal or resignation of the manager. All managers after the initial manager shall be appointed by the affirmative vote of Members holding at least seventy-five percent (75%) of the Membership Units.

4.  Appointment of Officers.  Each officer of the manager shall be an officer of the LLC and, upon election or appointment as an officer of the manager, shall have full power and authority to take any action on behalf of the LLC, including the authority to sign documentation related to the purchase, sale, lease or improvement of real property, except as otherwise expressly provided in this Agreement.   The manager shall have the right to appoint additional officers with such authority and duties as determined by the manager.  Any current officers of the LLC are hereby removed from office.

5.  Manager dismissals.  The Members may, without liability, dismiss the manager at any time with or without cause by the affirmative vote of Members holding at least ninety percent (90%) of the Membership Units.

6.  Member Voting.  For any matter voted on by the Members, the matter shall be decided by the affirmative vote of Members holding a majority of the Membership Units.  Any action that may be taken at a meeting may be taken without a meeting if a consent in writing setting forth the action to be taken, shall be signed and dated by Members holding at least such number of votes required to be voted in favor of such action at a meeting of the Members.

7.             Capital Accounts.

a.             A Capital Account shall be established and maintained for each Member.  Each Member’s Capital Account shall reflect each Member’s Capital Contributions to the LLC and the allocations and distributions made pursuant to this Agreement and otherwise shall be adjusted in accordance with Section 704 of the Code and the principles set forth in Section 1.704-1(b) and 1.704-2 of the Treasury Regulations.  Paragraphs a, b and c of this Section 7 are intended to comply with Section 1.704-1(b)(2)(iv) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations.  If the manager shall determine that it is prudent to modify the manner in which the

Capital Accounts are computed in order to comply with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the manager may make such modification.

b.  Upon the Transfer of a Membership Unit after the date of this Agreement, the Capital Account of the transferor Member that is attributable to the transferred interest will be carried over to the transferee Member or assignee of a Member upon written notice to the LLC from such Member but, if the LLC has an election in effect under Section 754 of the Code, the Capital Account will be adjusted to reflect any adjustment required as a result thereof by the Treasury Regulations promulgated pursuant to Section 704(b) of the Code.

c.  The Capital Account balance of any Member who receives a “guaranteed payment” (as determined under Section 707(c) of the Code) from the LLC shall be adjusted only to the extent of such Member’s allocable share of any LLC deduction or loss resulting from such guaranteed payment.

d.  No interest shall be paid by the LLC on Capital Contributions or on balances in Members’ Capital Accounts.

8.  Tax Matters.

a. Allocations of Profit and Loss.

(i)  Profit for each Fiscal Year shall be allocated to the Members as follows:

(a)  first, to the Members in an amount sufficient such that the Capital Account balances of the Members are in proportion to their respective Membership Units; and

(b)  second, to the Members in accordance with their respective Membership Units.

(ii)  Loss for each Fiscal Year shall be allocated to the Members as follows:

(a)  first, to the Members in an amount sufficient such that the Capital Account balances of the Members are in proportion to their respective Membership Units; and

(b)  second, to the Members in accordance with their respective Membership Units.

b.  Distributions.

(i)  Subject to the provisions of Section 8.b.(ii), distributions of cash or other property shall be made to the Members at such time or times, and in the amounts, as determined by the manager.

(ii)  Except as provided in Section 9, distributions of cash or other property shall be made to the Members in accordance with their respective Membership Units in effect at the time of the relevant distribution.

c.  Member Minimum Gain Chargeback.  If during a Fiscal Year of the LLC there is a net decrease in Member Nonrecourse Debt Minimum Gain, any Member with a share of that Member Nonrecourse Debt Minimum Gain (determined under Section 1.704-2(i)(5) of the Treasury Regulations) as of the beginning of the year must be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that Member’s share of such net decrease in accordance with Section 1.704-2(i) of the Treasury Regulations.

d.  Minimum Gain Chargeback.  If there is a net decrease in Minimum Gain of the LLC during a Fiscal Year of the LLC, the minimum gain chargeback described in Sections 1.704-2(f) and (g) of the Treasury Regulations shall apply.

e.  Qualified Income Offset.  If a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, or any other event creates a deficit in the Member’s Adjusted Capital Account, items of LLC income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

f.  Limitations on Loss Allocation.  Notwithstanding any other provision of this Agreement to the contrary, no Loss or item of loss or deduction of the LLC shall be allocated to a Member if such allocation would result in a negative balance in such Member’s Adjusted Capital Account.  Such Loss or item of loss or deduction shall be allocated first among the Members with positive balances in their Capital Accounts in proportion to (and to the extent of) such positive balances and thereafter in accordance with their respective Membership Units.

g.  Book/Tax Disparities; Section 754 Elections; Etc.

(i)  In the case of Contributed Property and Adjusted Property, items of income, gain, loss, deduction and credit, as determined for federal income tax purposes shall be allocated in a manner consistent with the requirements of Section 704(c) of the Code.  In the case of Adjusted Property, such items shall be allocated in a manner consistent with the principles of Section 704(c) of the Code to take into account the difference between the Gross Asset Value of such property and its adjusted tax basis.  The method under Section 704(c) of the Code and the Treasury Regulations thereunder may be approved by the manager.

(ii)  All items of income, gain, loss, deduction and credit recognized by the LLC for federal income tax purposes and allocated to the Members in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the LLC; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted by Section 734 and 743 of the Code.

(iii)  Whenever the income, gain and loss of the LLC allocable hereunder consists of items of different character for tax purposes (e.g., ordinary income, long-term capital gain, interest expense, etc.), the income, gain and loss for tax purposes allocable to each Member shall be deemed to include its pro rata share of each such item except as otherwise required by the Code and the Treasury Regulations or to the extent the corresponding item of income, gain or loss, as computed for book purposes, is allocated non-pro rata.  Notwithstanding the foregoing, if the LLC realizes depreciation recapture income pursuant to Section 1245 or Section 1250 (or other comparable provision) of the Code as the result of the sale or other disposition of any asset, the allocations to each Member hereunder shall be deemed to include the same proportion of such depreciation recapture as the total amount of deductions for tax depreciation of such asset previously allocated to such Member bears to the total amount of deductions for tax depreciation of such asset previously allocated to all Members.  This Section 8.g.(iii) shall be construed to affect only the character, rather than the amount, of any items of income, gain and loss.

(iv)  Allocations pursuant to this Section 8.g. are solely for purposes of federal, state and local taxes.  As such, they shall not affect or in any way be taken into account in computing a Member’s Capital Account or share of Profits, Losses or other items or distributions pursuant to this Agreement.

h.  Allocation of Member Nonrecourse Deductions.  Items of loss, deduction or Section 705(a)(2)(B) Expenditures attributable, under Section 1.704-2(i) of the Treasury Regulations, to Member Nonrecourse Debt for any Fiscal Year or other period shall be specifically allocated, as provided in Section 1.704-2(i) of the Treasury Regulations, to the Members in accordance with the ratios in which they bear the economic risk of loss for such debt for purposes of Section 1.752-2 of the Treasury Regulations.

i.  Allocation of Nonrecourse Deductions.  Items of loss, deduction or Section 705(a)(2)(B) Expenditures attributable, under Section 1.704-2(c) of the Treasury Regulations, to increases in the LLC’s Minimum Gain for any Fiscal Year or other period shall be specifically allocated, as provided in Section 1.704-2(e) of the Treasury Regulations, to the Members in accordance with their respective Membership Units.

j.  Curative Allocations.  The Regulatory Allocations shall be taken into account in allocating other Profit, Loss and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profit, Loss and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

k.  Interest in LLC Profits.  Pursuant to Section 1.752-3(a)(3) of the Treasury Regulations, the Members’ interests in LLC profits for purposes of determining the Members’ proportionate shares of the excess nonrecourse liabilities (as defined in Section 1.752-3(a)(3) of the Treasury Regulations) of the LLC shall be determined in accordance with their respective Membership Units.

l.  Distributions in kind.  The LLC may distribute any asset in kind to any Member with corresponding adjustments to the Member’s Capital Account consistent with Section 704 of the Code as determined by the manager to be in the best interest of the Members.

m.  Liquidating Distributions in Kind.  Except as otherwise determined by the manager to be in the best interests of the Members, if any assets of the LLC are distributed in kind pursuant to Section 9, such assets shall be distributed to the Members entitled thereto in the same proportions as if the distribution were in cash. The LLC shall make corresponding adjustments to the Member’s Capital Account consistent with Section 704 of the Code as determined by the manager to be in the best interest of the Members.  If the assets of the LLC are sold in a transaction in which, by reason of the provisions of Section 453 of the Code or any successor thereto, gain is realized but not recognized, such gain shall be taken into account in computing Profit or Loss of the LLC for purposes of allocations and distributions to the Members pursuant to this Section 8, notwithstanding that the Members may elect to continue the LLC pending collection of deferred purchase money obligations received in connection with such sale.  No further adjustments shall be made to the Capital Accounts when such gain is realized for tax purposes to the extent such gain has previously been reflected in the Capital Accounts.

n.  Allocations and Distributions to Transferred Interests.

(i)  If any interest in the LLC is transferred, increased or decreased during the year, all Profit and Loss and other items of income, gain, loss, deduction and credit recognized by the LLC for such year shall be allocated among the Members taking into account their varying interests during the year, in any manner determined by the manager as then permitted by the Code.

(ii)  Distributions under Sections 8.b. and 9 shall be made only to Members who, according to the books and records of the LLC, are Members or assignees on the actual date of distribution.  Neither the LLC nor any Member, manager or officer shall incur any liability for making distributions in accordance with this Section 8.n.(ii).

o.  Special Allocations.  In the event that the Internal Revenue Service determines either (i) that any Member’s or an Affiliate’s income attributable to any transaction between the LLC and any Member or its Affiliate (other than, with respect to a Member, in its capacity as a Member) (a “Member Transaction”) exceeds the amount paid by the LLC with respect to such Member Transaction or (ii) the LLC’s expense with respect to any such Member Transaction exceeds the amount paid by the LLC with respect to such Member Transaction, the LLC shall specially allocate any deduction attributable to such excess to the Member who (or whose Affiliate) entered into the Member Transaction.

p.  Order of Application.  For purposes of this Section 8, the listed provisions shall be applied in the following order:  Sections 8.c., 8.d., 8.e., 8.f., 8.h., 8.i., 8.j., 8.o., and 8.a.

q.  Tax Elections.

(i)  The manager shall cause the LLC to make any  tax election that the manager may deem appropriate.

(ii)  The manager may cause the LLC to make an election on the appropriate tax return if a distribution of LLC Property as described in Section 734 of the Code occurs or if a Transfer of any Membership Unit as described in Section 743 of the Code occurs, to elect, pursuant to Section 754 of the Code, to adjust the basis of the LLC Properties if advantageous to the LLC and its Members.

r.  Tax Matters Member.  The Members shall designate one Member to be the “tax matter partner” pursuant to Section 6231(a)(7) of the Code (such Member, the “Tax Matters Member”).  The LLC shall reimburse the Tax Matters Member for its costs in carrying out its obligations as Tax Matters Member pursuant to this Section 8.q. The initial Tax Matters Member shall be FDC.

9.  Distribution of LLC Property and Proceeds upon Liquidation.

a.  Winding Up.  If the LLC is dissolved for any reason, the LLC’s affairs shall be wound up as soon as reasonably practicable in the manner set forth below.

(i)  The winding up of the LLC’s affairs shall be supervised by a liquidator (the “Liquidator”), which shall be deemed to be a “liquidating trustee” within the meaning of the Act.  The Liquidator shall be the manager or such other Person(s) as are unanimous approved by the Members.

(ii) Subject to Section 18-804 of the Act, in winding up the affairs of the LLC, the Liquidator shall have full right and unlimited discretion, in the name of and for and on behalf of the LLC, to:

(a) Prosecute and defend civil, criminal or administrative suits;

(b) Collect the LLC’s assets, including obligations owed to the LLC;

(c) Settle and close the LLC’s business;

(d) Dispose of and convey all LLC Property for cash, and in connection therewith to determine the time, manner and terms of any sale or sales of LLC Property, having due regard for the activity and condition of the relevant market and general financial and economic conditions;

(e) Pay all reasonable selling costs and other expenses incurred in connection with the winding up out of the proceeds of the disposition of LLC Property;

(f) Discharge the LLC’s known liabilities, including payment of debts due Members and their Affiliates without priority or preference among them in proportion to the respective amounts due and, if necessary, to set up, for a period not to exceed ten (10) years after the date of dissolution, such cash reserves as the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the LLC;

(g) Distribute any remaining proceeds from the sale of LLC Property to the Members as provided in Section 9.b.;

(h) Prepare, execute, acknowledge and file a certificate of cancellation under the Act and any other certificates, tax returns or instruments necessary or advisable under any applicable law to effect the winding up and termination of the LLC; and

(i) Exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors in interest, all of the powers of the Members under the terms of this

Agreement to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties and functions.

b.  Upon completion of all desired sales of LLC Property, and after payment of all selling costs and expenses, the Liquidator shall distribute the proceeds of such sales, and any LLC Property that is to be distributed in kind, to the following groups in the following order of priority:

(i)  to satisfy LLC liabilities to creditors, including Members and Directors who are creditors, to the extent otherwise permitted by law (other than for past due LLC distributions), whether by payment or establishment of reserves;

(ii)  to the Members, LLC Property to be distributed in kind; and

(iii)  to the Members, in accordance with the positive balances in their respective Capital Accounts (determined after allocating all items for all periods prior to and including the date of distribution, including items relating to sales and distributions pursuant to this Article XII).

c.  All distributions required under Section 9.b. shall be made to the Members by the end of the taxable year in which the liquidation occurs or, if later, within ninety (90) days after the date of such liquidation.

d.  The claims of each priority group specified above shall be satisfied in full before satisfying any claims of a lower priority group.  If the assets available for disposition are insufficient to dispose of all of the claims of a priority group, the available assets shall be distributed in proportion to the amounts owed to each creditor or the respective Capital Account balances or Membership Units of each Member in such group.

10.  Deficit Capital Accounts.  Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the LLC (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Membership Units, upon dissolution of the LLC such deficit shall not be an asset of the LLC and such Members shall not be obligated to contribute such amount to the LLC to bring the balance of such Member’s Capital Account to zero.

11.  Manager resignations.  The manager may resign as manager at any time.  The manager shall have no liability to the LLC or to any Member for any such resignation.

12. Manager and Liquidator Liability.  No manager or Liquidator shall be liable for any monetary damages to the LLC or any Member for any breach of any duties.

13.  New Members.  All Persons desiring to be admitted as a Member must execute an agreement adopting this Agreement and agreeing to be bound by all of the applicable terms and provisions hereof.

14.  Transfer of Membership Units. No Membership Unit may be Transferred by any Member, directly or indirectly, to any Person other than a direct or indirect wholly-owned subsidiary of FDC, without the prior written approval of the manager.  In the event a Member desires to Transfer all or part of such Member’s Membership Units or any interest therein, such Member will be responsible for compliance with all conditions of transfer imposed by this Agreement and under applicable law and for any expenses incurred by the LLC for legal and/or accounting services in connection with reviewing any proposed Transfer or issuing opinions in connection therewith.  Any purported Transfer of any Membership Units in the LLC in violation of the provisions of this Agreement shall be wholly void and shall not effectuate the Transfer contemplated thereby.  Notwithstanding anything contained herein to the contrary, no Transfer of any such Membership Units may be effected to any transferee unless such transferee has executed and delivered to the LLC an agreement adopting this Agreement and agreed to be bound by all of the applicable terms and provisions hereof.

15.  Members have no agency right.   No Member as a Member shall have the right to bind the LLC in dealings with third parties.

16.  Term.  The term of this Agreement shall begin on July 27, 2001 (the “Effective Date”) and shall continue until terminated by vote of the Members on the effective date of the certificate of cancellation of the LLC’s articles of organization.

17.  Governing law.  This Agreement shall be governed exclusively by the laws of the State of Delaware (exclusive of its laws governing conflicts of law).

18.  Severability. If any provisions contained herein shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

19.  Waivers.  No express or implied waiver by any party of any right of the party under this Agreement in any specific circumstance shall be considered to waive any right of the party in any other circumstance.

In witness of their acceptance of the above terms and conditions, the parties, in their capacities as Members and as managers, by themselves or by their duly authorized representatives, have duly signed and dated this Agreement.

FIRST DATA CORPORATION,		FIRST DATA REAL ESTATE HOLDINGS LLC,
By: FIRST DATA CORPORATION, member,

By:	/s/ Stanley J. Andersen	By:	/s/ Stanley J. Andersen
	Stanley J. Andersen		Stanley J. Andersen
	Assistant Secretary		Assistant Secretary